

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission File Number 000-08157

THE RESERVE PETROLEUM COMPANY

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	**73-0237060**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6801 BROADWAY EXT., SUITE 300
OKLAHOMA CITY, OKLAHOMA 73116-9037
(405) 848-7551

(Address and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Securities registered under Section 12(g) of the Exchange Act:

COMMON STOCK ($0.50 PAR VALUE)
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐Yes ☑No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐Yes ☑No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑Yes ☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑
Smaller reporting company ☑ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☑No

As of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the voting and non-voting common stock of the registrant held by non-affiliates of the registrant was $21,358,046, as computed by reference to the last reported sale which was on June 28, 2022.

As of March 8, 2023, there were 156,157 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement (the "Proxy Statement") relating to the registrant's Annual Meeting of Stockholders to be held on May 23, 2023, which will be filed within 120 days of the end of the registrant's year ended December 31, 2022, are incorporated by reference into Part III of this Form 10-K to the extent described therein.

TABLE OF CONTENTS

Forward-Looking Statements

In addition to historical information, from time to time the Company may publish forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements provide the reader with management's current expectations of future events. They include statements relating to such matters as anticipated financial performance, business prospects such as drilling of oil and gas wells, technological development and similar matters.

Although management believes that the expectations reflected in forward-looking statements are based on reasonable assumptions, a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our business include, but are not limited to, the following:

- The Company's future operating results will depend upon management's ability to employ and retain quality employees, generate revenues and control expenses. Any decline in operating revenues, without a corresponding reduction in operating expenses, could have a material adverse effect on our business, results of operations and financial condition.

- The Company has no significant long-term sales contracts for either oil or gas. For the most part, the price we receive for our product is based upon the spot market price, which in the past has experienced significant fluctuations. Management anticipates price fluctuations will continue in the future, making any attempt at estimating future prices subject to significant uncertainty.

- Exploration costs have been a significant component of the Company's capital expenditures in the past and are expected to remain so in the near term. Under the successful efforts method of accounting for oil and gas properties which the Company uses, these costs are capitalized if drilling is successful or charged to operating costs and expenses if unsuccessful. Estimating the amount of future costs which may relate to successful or unsuccessful drilling is extremely imprecise.

The Company does not undertake any obligation to publicly revise forward-looking statements to reflect events or circumstances that arise after the filing date of this Form 10-K. Readers should carefully review the information described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company in 2023 and any Current Reports on Form 8-K filed by the Company.

PART I

ITEM 1.   BUSINESS

Overview

The Reserve Petroleum Company (the "Company," "we," "our" or "us") is engaged principally in managing its owned mineral properties and the exploration for and the development of oil and natural gas properties. Other business segments are not significant factors in our operations. The Company is a corporation organized under the laws of the State of Delaware in 1931.

Oil and Natural Gas Properties

For a summary of certain data relating to the Company's oil and gas properties, including production, undeveloped acreage, producing and dry wells drilled and recent activity, see Item 2, "Properties." For a discussion and analysis of current and prior years' revenue and related costs of oil and gas operations and a discussion of liquidity and capital resource requirements, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Owned Mineral Property Management

The Company owns non-producing mineral interests in 256,534 gross acres equivalent to 88,214 net acres. These mineral interests are in ten different states in the north and south-central United States. A total of 81,080 (92%) net acres are in the states of Arkansas, Kansas, Oklahoma, South Dakota, Texas and Wyoming, the areas of concentration for the Company in our exploration and development programs.

The Company has several options relating to the exploration and/or development of our owned mineral interests. Management continually reviews various industry reports and other sources for activity (leasing, drilling, significant discoveries, etc.) in areas where the Company has mineral ownership. Based on our analysis of any activity and assessment of the potential risk relative to the area, management may negotiate a lease or farmout agreement and accept a royalty interest, or we may choose to participate as a working interest owner and pay our proportionate share of any exploration or development drilling costs.

A substantial amount of the Company's oil and gas revenue has resulted from our owned mineral property management. In 2022, $5,060,545 (34%) of oil and gas sales was from royalty interests versus $3,444,030 (38%) in 2021. As a result of our mineral ownership, the Company had royalty interests in 5 gross (0.07 net) wells, which were drilled and completed as producing wells in 2022. This resulted in an average royalty interest of 1.4% for these 5 new wells. The Company has very little control over the timing or extent of the operations conducted on our royalty interest properties. See the following paragraphs for a discussion of mineral interests in which the Company chooses to participate as a working interest owner.

Development Program

Development drilling by the Company is usually initiated in one of three ways:

- by participating as a working interest owner with a third-party operator in the development of non-producing mineral interests, which it owns;

- by participating with a joint interest operator in drilling additional wells on our producing leaseholds; or

- if our exploration program, discussed below, results in a successful exploratory well, by participating in the drilling of additional wells on the exploratory prospect.

In 2022, the Company participated in the drilling of 15 development wells with 14 (1.76 net) completed as producers and 1 (0.06 net) in progress at the end of 2022.

Exploration Program

The Company's exploration program is normally conducted by purchasing interests in prospects developed by independent third parties; participating in third party exploration of Company-owned non-producing minerals; developing our own exploratory prospects; or a combination of the above.

The Company normally acquires interests in exploratory prospects from someone in the industry with whom management has conducted business in the past and/or if management has confidence in the quality of the geological and geophysical information presented for evaluation to Company personnel. If evaluation indicates the prospect is within our risk limits, we may negotiate to acquire an interest in the prospect and participate in a non-operating capacity.

The Company develops exploratory drilling prospects by identification of an area of interest, development of geological and geophysical information and purchase of leaseholds in the area. The Company may then attempt to sell an interest in the prospect to one or more companies in the petroleum industry with one of the purchasing companies functioning as operator. In 2022, we participated in the drilling of 11 exploratory wells with 3 wells (0.47 net) completed as producers, 3 wells (0.35 net) completed as dry holes and 5 wells (0.88 net) in progress at the end of 2022.

For a summation of exploratory and development wells drilled in 2022 or planned for in 2023, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," subheading "Exploration Costs."

Investment Program

The Company's primary investment objective is to achieve moderate growth and earnings to protect assets against inflation and provide cash flow from investing activities that supplement cash flow from operations. The Company's diversification of investments is designed to provide a level of protection against the ongoing volatility and political unpredictability of the energy sector. Company investments are focused on quality investments that include, but are not limited to, carefully vetted marketable securities, real estate and other assets, energy sector investments, and start-up ventures. Investments are diversified among asset classes and within broad industry categories to help minimize risk. Low cost, passive investment solutions are used where available and prudent. Generally, there is a correlation between portfolio returns and the amount of portfolio risk we are willing to assume. The Company understands investing requires a longer-term perspective. We are willing to accept some portfolio risk and tolerate fluctuations in market value and rates of return to achieve objectives, but we maintain a moderate approach to protect against significant losses.

Water Well Drilling

The Company's wholly owned consolidated subsidiary, Trinity Water Services, LLC, an Oklahoma limited liability company, has a water well drilling joint venture agreement ("JVA") with TWS South, LLC, a Texas limited liability company (Collectively, "TWS").

Consolidated Entities

The Company consolidates Variable Interest Entities ("VIEs") when the Company is deemed to be the primary beneficiary. The primary beneficiary of a VIE is generally the party that both: (1) has the power to make decisions that most significantly affect the economic performance of the VIE and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. If the Company is not deemed to be the primary beneficiary of a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with applicable GAAP. Grand Woods Development, LLC ("Grand Woods") and TWS are accounted for as consolidated VIEs. See Note 7 to the accompanying consolidated financial statements for additional information on VIEs.

Customers

In 2022, the Company had one customer whose total purchases were greater than 10% of revenues from oil and gas sales. Redland Resources, LLC's purchases were $2,006,132 or 14% of total oil and gas sales. The Company sells most of its oil and gas under short-term sales contracts that are based on the spot market price.

Competition

The oil and gas industry is highly competitive in all its phases. There are numerous circumstances within the industry and related marketplace that are out of the Company's control such as cost and availability of alternative fuels, the level of consumer demand, the extent of other domestic production of oil and gas, the price and extent of importation of foreign oil and gas, the cost of and proximity of pipelines and other transportation facilities, the cost and availability of drilling rigs, regulation by state and federal authorities and the cost of complying with applicable environmental regulations.

The Company does not operate any of the wells in which we have an interest; rather, we partner with companies that have the resources, staff and experience to operate wells both in the drilling and production phases. The Company uses its strong financial base and its mineral and leasehold acreage ownership, along with its own geologic and economic evaluations, to participate in drilling operations with these companies. This methodology allows us to participate in exploration and development activities we could not undertake on our own due to financial and personnel limits and allows us to maintain low overhead costs.

Regulation

The Company's operations are affected in varying degrees by political developments and federal and state laws and regulations. Although released from federal price controls, interstate sales of natural gas are subject to regulation by the Federal Energy Regulatory Commission (FERC). Oil and gas operations are affected by environmental laws and other laws relating to the petroleum industry, and both are affected by constantly changing administrative regulations. Rates of production of oil and gas have, for many years, been subject to a variety of conservation laws and regulations, and the petroleum industry is frequently affected by changes in the federal tax laws.

Generally, the respective state regulatory agencies supervise various aspects of oil and gas operations within their states and the transportation of oil and gas sold intrastate.

Environmental Protection and Climate Change

The Company may be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. We cannot predict with any degree of certainty what effect, if any, climate change and government laws and regulations related to climate change will have on the Company and our business, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that those laws and regulations may affect, directly or indirectly, (i) the costs associated with drilling and production operations in which we participate, (ii) the demand for oil and natural gas, (iii) insurance premiums, deductibles and the availability of coverage and (iv) the cost of utilities paid by the Company. In addition, climate change may increase the likelihood of property damage and the disruption of operation of wells in which we participate. As a result, our financial condition could be negatively impacted, but we are unable to determine at this time whether that impact would be material.

Human Capital Resources

At December 31, 2022, the Company had six employees including officers, all of whom work in our corporate office. Because we are so small, our compensation philosophy and objectives are to provide compensation that is fair and reasonable for all employees at a competitive level that will allow us to attract and retain qualified personnel necessary to operate the Company at the most efficient level possible. Our objective is to fully comply with all the operational and financial rules and regulations required of any public company, and specifically, those relating to the oil and gas exploration and production ("E&P") industry. In addition, we try to maintain compensation at a level that is competitive with other companies in this industry. Our philosophy and objectives for compensation of our executive officers are no different from those with respect to our other employees.

Compensation levels for all employees, including our executive officers, are reviewed annually by our executive team. This review process includes reviews of salary and wage surveys, primarily for the oil and gas E&P industry, and informal performance evaluations provided by supervisors. Compensation levels for the next fiscal year are determined during this review process and presented to the entire Board of Directors for approval. In addition to competitive salary, the Company offers generous bonuses, company sponsored employee benefits, such as life and health insurance benefits, vacation, sick leave and a qualified 401(k) savings plan.

We believe that each employee contributes directly to our Company's growth and success, and it is our hope that they will take great pride in being a member of our team. Accountability, integrity, and respect are our core values. We work to create an atmosphere where each employee is a valued and important member of the team. We respect the uniqueness of each employee and believe that diversity is maximized in contributions that create strong work groups and ideas.

Employees are encouraged to demonstrate an entrepreneurial spirit by taking initiative, solving problems, being accountable for results, acting as team players while developing individual skills and knowledge that will contribute to the growth of our Company. We want to provide opportunity, encouragement, resources, and feedback to help employees achieve their goals.

Our business can only continue to be successful if we allow certain ethical standards to guide the way we operate as a Company, relate to our partners, and exhibit personal integrity in the business community. We share a duty to make the Company a better place for all of us as well as our partners and the community. Employees are always expected to maintain the highest standard of professional conduct.

All our employees devote a portion of their time to duties with affiliated companies, and we were reimbursed for the affiliates' share of compensation directly from those companies. See Item 8, Note 14 to the accompanying consolidated financial statements for additional information.

ITEM 1A.   RISK FACTORS

Not applicable.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2.   PROPERTIES

The Company's principal properties are oil and natural gas properties. We have interests in approximately 860 producing properties with 69% of them being working interest properties and the remaining 31% being royalty interest properties. About 79% of all properties are in Oklahoma and Texas and account for approximately 76% of our annual oil and gas sales. About 14% of the properties are in Arkansas, Kansas and South Dakota and account for approximately 19% of our annual oil and gas sales. The remaining 7% of these properties are in Colorado, Montana, Nebraska, New Mexico, Utah, West Virginia and Wyoming and account for about 5% of our annual oil and gas sales. No individual property provides more than 10% of our annual oil and gas sales.

OIL AND NATURAL GAS OPERATIONS

Oil and Gas Reserves

Reference is made to the Unaudited Supplemental Financial Information beginning on Page 35 for working interest reserve quantity information.

Since January 1, 2022, the Company has not filed any reports with any federal authority or agency, which included estimates of total proved net oil or gas reserves, except for its 2021 Annual Report on Form 10-K and federal income tax return for the year ended December 31, 2021. Those reserve estimates were identical.

Production

The average sales price of oil and gas production for the Company's royalty and working interests as well as the average working interest production cost (lifting cost) per equivalent thousand cubic feet (MCF) of gas are presented in the table below for the years ended December 31, 2022, 2021, and 2020. Equivalent MCF was calculated using approximate relative energy content.

	Royalties		Working Interests		
	Sales Price		Sales Price		Average Production
	Oil	Gas	Oil	Gas	Cost per
	Per Bbl	Per MCF	Per Bbl	Per MCF	Equivalent MCF
2022	$ 97.03	$ 5.98	$ 91.42	$ 6.20	$ 3.57
2021	$ 66.73	$ 3.84	$ 65.00	$ 3.84	$ 3.08
2020	$ 38.48	$ 1.95	$ 34.88	$ 1.69	$ 2.46

At December 31, 2022, the Company had working interests in 163 gross (26.2 net) wells producing primarily gas and 339 gross (42.6 net) wells producing primarily oil. These interests were in 86,552 gross (11,179 net) producing acres. These wells include 50 gross (1.83 net) wells associated with secondary recovery projects.

Undeveloped Acreage

The Company's undeveloped acreage consists of non-producing mineral interests and undeveloped leaseholds. The following table summarizes the Company's gross and net acres in each at December 31, 2022.

| | Acreage | |
	Gross	Net
Non-producing Mineral Interests	256,534	88,214
Undeveloped Leaseholds	38,982	10,671

Net Productive and Dry Wells Drilled

The following table summarizes the net wells drilled, in which the Company had a working interest for the years ended December 31, 2020 and thereafter, as to net productive and dry exploratory wells drilled and net productive and dry development wells drilled.

| | Number of Net Working Interest Wells Drilled | | | |
| | Exploratory | | Development | |
	Productive	Dry	Productive	Dry
2022	0.47	0.35	1.76	---
2021	0.45	0.30	1.15	---
2020	0.42	0.25	0.42	---

ITEM 3.   LEGAL PROCEEDINGS

There are no material legal proceedings pending affecting the Company or any of its properties.

ITEM 4.　　　**MINE SAFETY DISCLOSURES**

Not applicable.


PART II


ITEM 5.　　　**MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

The Company's stock is dually traded in the Pink Sheet Electronic Quotation Service and the OTC Bulletin Board under the symbol "RSRV." The following high and low bid information was quoted on the Pink Sheets OTC Market Report. Prices reflect inter-dealer prices without retail markup, markdown, or commission and may not represent actual transactions.

	Quarterly Ranges	
Quarter Ending	High Bid	Low Bid
03/31/21	$ 157	$ 137
06/30/21	$ 166	$ 150
09/30/21	$ 158	$ 151
12/31/21	$ 195	$ 150
03/31/22	$ 233	$ 180
06/30/22	$ 232	$ 205
09/30/22	$ 248	$ 217
12/31/22	$ 244	$ 210

There was limited public trading in the Company's common stock in 2022 and 2021.

At March 9, 2023, the Company had 1,588 holders of record of its common stock. The Company paid dividends on its common stock in the amount of $10.00 per share in 2022 and $5.00 per share in 2021. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," subheading "Financing Activities" section for more information about dividends paid. Management will review the amount of the annual dividend to be paid in 2023, if any, with the Board of Directors for its approval.

ITEM 6.　　　**[RESERVED]**

ITEM 7.　　　**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Please refer to the consolidated financial statements and related notes in Item 8 of this Form 10-K to supplement this discussion and analysis.

Critical Accounting Estimates

- Estimates of future revenues from oil and gas sales are derived from a combination of factors which are subject to significant fluctuation over any given period. Reserve estimates, by their nature, are subject to revision in the short-term. The evaluating engineer considers production performance data, reservoir data and geological data available to the Company, as well as makes estimates of production costs, sale prices and the time period the property can be produced at a profit. A change in any of the above factors can significantly change the timing and amount of net revenues from a property. The Company's producing properties are composed of many small working interest and royalty interest properties. As a non-operating owner, we have limited access to the underlying data from which working interest reserve estimates are calculated. Estimates of royalty interest reserves are not made because the information required for the estimation is not available to the Company. While reserve estimates are not accounting estimates, they are the basis for impairment, depreciation, depletion and amortization described below. Additionally, the estimated economic life for each producing property from the reserve estimates is used in the calculation of asset retirement obligations.

- Reserves relating to the Company's proved properties may become uneconomic to produce resulting in impairment of proved properties.

- The provisions for depreciation, depletion and amortization of oil and gas properties all constitute critical accounting estimates. Non-producing leaseholds are amortized over the life of the leases using a straight-line method; however, when leases are impaired or condemned, an appropriate adjustment to the provision is made at that time.

- The provision for impairment of long-lived assets is determined by review of the estimated future cash flows from the individual properties. A significant, unforeseen downward adjustment in future prices and/or potential reserves could result in a material change in estimated long-lived assets impairment.

- Depletion and depreciation of oil and gas properties are computed using the units-of-production method. A significant, unanticipated change in volume of production or estimated reserves would result in a material, unexpected change in the estimated depletion and depreciation provisions.

- The Company has significant obligations to remove tangible equipment and facilities associated with oil and gas wells and to restore land at the end of oil and gas production operations. Removal and restoration obligations are most often associated with plugging and abandoning wells. Estimating the future restoration and removal costs is difficult and requires estimates and judgments because most of the removal obligations will take effect in the future. Additionally, these operations are subject to private contracts and government regulations that often have vague descriptions of what is required. Asset removal technologies and costs are constantly changing as are regulatory, political, environmental and safety considerations. Inherent in the present value calculations are numerous assumptions and judgments, including the ultimate removal cost amounts, inflation factors and discount rate.

- The estimation of the amounts of income tax to be recorded by the Company involves interpretation of complex tax laws and regulations as well as the completion of complex calculations, including the determination of the Company's percentage depletion deduction, if any. To calculate the exact excess percentage depletion allowance, a well-by-well calculation is and can only be performed at the end of each year. During interim periods, a high-level estimate is made considering historical data and current pricing. Although our management believes its income tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

LIQUIDITY AND CAPITAL RESOURCES

To supplement the following discussion, please refer to the consolidated balance sheets and the consolidated statements of cash flows included in this Form 10-K.

In 2022, as in prior years, the Company funded its business activity using internal sources of capital. For the most part, these internal sources are cash flows from operations, cash, cash equivalents and available-for-sale debt securities. When cash flows from operating activities exceed those needed for other business activities, the remaining balance is used to increase cash, cash equivalents, equity securities, and/or available-for-sale debt securities. When cash flows from operating activities are not adequate to fund other business activities, withdrawals are made from cash, cash equivalents and equity securities. Cash equivalents are highly liquid debt instruments purchased with a maturity of three months or less.

In 2022, net cash provided by operating activities was $8,850,077, net cash applied to investing activities was $10,102,441 and net cash applied to financing activities was $1,577,569.

Other than cash and cash equivalents, other significant changes in working capital include the following:

Available-for-sale debt securities increased to $4,208,648 in 2022 from zero in 2021. This was the result of the Company's shift in cash management and investment strategy to available-for-sale debt securities from equity securities.

Equity securities decreased $6,839,398 (75%) to $2,302,959 in 2022 from $9,142,357 in 2021. The net decrease is due to sales in excess of purchases of $5,204,158 and net realized and unrealized losses of $1,635,240.

Refundable income taxes decreased $230,697 (66%) to $120,230 in 2022 from $350,927 in 2021, primarily resulting from increased taxable income that resulted in increases in the current tax provision.

Accounts receivable increased $955,220 (70%) to $2,318,183 in 2022 from $1,362,963 in 2021, primarily due to changes in oil and gas sales receivables in an increased pricing environment.

Accounts payable increased $138,621 (53%) to $399,735 in 2022 from $261,114 in 2021, primarily due to the timing of payable processing.

Other current liabilities decreased $186,879 (71%) to $75,675 in 2022 from $262,554 in 2021, due to a decrease in deferred revenues of $186,274 and a net decrease of $605 in gas balancing payables and other liabilities.

The note payable was recorded as a result of consolidation of Grand Woods. See Note 8 – NOTE PAYABLE for details of note payable.

Discussion of Selected Material Line Items in Cash Flows.

The following is a discussion of material changes in cash flow by activity between the years ended December 31, 2022 and 2021. Also, see the discussion of changes in operating results under "Results of Operations" below in this Item 7.

Operating Activities

Net cash flows provided by operating activities in 2022 were $8,850,077, which, when compared to the $3,777,163 provided in 2021, represents a net increase of $5,072,914 (134%). Significant items effecting the change are discussed below.

Cash provided by oil and gas sales increased $5,872,374 (73%) to $13,928,206 in 2022 from $8,055,832 in 2021, primarily the result of an increase in oil and gas sales prices and sales volumes. See "Results of Operations" below for a price/volume analysis and the related discussion of oil and gas sales.

Cash provided by lease bonuses increased $279,510 to $289,314 in 2022 from $9,804 in 2021.

Cash provided by service revenue was $788,941 in 2022, with $713,941 provided by water well drilling services. Cash provided in connection with a management services agreement with Mesquite Minerals, Inc. was $75,000, all of which was recorded as deferred revenue in other current liabilities. In 2021, of the $303,356 received for services, $42,082 was recognized in service revenue and $261,274 was recorded as deferred revenue in other current liabilities, all of which was recognized in service revenue in 2022.

Cash provided by interest increased $58,949 to $62,223 in 2022 from $3,274 in 2021. This increase was the result of the Company's shift in cash management and investment strategy to available-for-sale debt securities from equity securities.

Cash applied to production and exploration costs increased $1,247,063 (49%) to $3,804,075 in 2022 from $2,557,012 in 2021 and cash applied to general suppliers, employees and taxes, other than income taxes increased $627,914 (27%) to $2,961,853 in 2022 from $2,333,939 in 2021. See "Results of Operations" below for discussion of these items.

Investing Activities

Net cash applied to investing activities was $10,102,441 in 2022, an increase of $1,105,127 (12%) compared to net cash applied to investing activities of $8,997,314 in 2021. The 2022 amount was the result of purchases of available-for-sale debt securities of $4,208,648, net property purchases of $9,732,874, a net increase of cash applied to equity method and other investments of $1,365,078 and net equity securities sales of $5,204,159.

Financing Activities

Cash applied to financing activities increased $739,792 (88%) to $1,577,569 in 2022 from $837,777 in 2021. Cash applied to financing activities consist of cash dividends on common stock, cash used for the purchase of treasury stock, and payments of notes payable. In 2022, cash dividends paid on common stock amounted to $1,561,573 compared to $782,892 in 2021. Dividends of $10.00 per share were paid in 2022 and $5.00 per share were paid in 2021. Cash applied to purchase treasury stock decreased $52,805 to $2,080 in 2022 from $54,885 in 2021.

RESULTS OF OPERATIONS

As disclosed in the consolidated statements of income in Item 8 of this Form 10-K, in 2022 the Company had net income attributable to common stockholders of $4,000,751 compared to net income of $1,251,295 in 2021. Net income per share attributable to common stockholders, basic and diluted, was $25.62 in 2022, an increase of $17.62 per share (220%) from net income of $8.00 in 2021. Material line-item changes in the consolidated statements of income will be discussed in the following paragraphs.

Operating Revenues

Operating revenues increased $7,054,458 (77%) to $16,170,884 in 2022 from $9,116,426 in 2021. Oil and gas sales increased $5,834,679 (65%) to $14,869,219 in 2022 from $9,034,540 in 2021. Lease bonuses and other revenues increased $285,740 to $295,544 in 2022 from $9,804 in 2021. Water well drilling services increased $934,039 to $1,006,121 in 2022 from $72,082 in 2021. The increase in oil and gas sales is discussed in the following paragraphs.

The $5,834,677 increase in oil and gas sales was the result of a $1,714,253 increase in gas sales, a $4,070,217 increase in oil sales and a $50,207 increase in miscellaneous oil and gas product sales. The following price and volume analysis is presented to explain the changes in oil and gas sales from 2021 to 2022. Miscellaneous oil and gas product sales of $550,341 in 2022 and $500,132 in 2021 are not included in the analysis.

(in thousands, except per Unit prices) Production	2022	Variance Price	Variance Volume	2021
Gas –				
MCF	711		27	684
$	$ 4,342	$ 1,611	$ 103	$ 2,628
Unit Price	$ 6.11	$ 2.27		$ 3.84
Oil –				
Bbls	107		17	90
$	$ 9,976	$ 2,941	$ 1,129	$ 5,906
Unit Price	$ 92.88	$ 27.38		$ 65.50

The $1,714,253 (65%) increase in natural gas sales to $4,342,725 in 2022 from $2,628,472 in 2021 was the result of an increase in gas sales volumes and an increase in the average price received per thousand cubic feet (MCF). The average price per MCF of natural gas sales increased $2.27 per MCF to $6.11 per MCF in 2022 from $3.84 per MCF in 2021, resulting in a positive gas price variance of $1,611,126. A positive volume variance of $103,127 was the result of an increase in natural gas volumes sold of 26,848 MCF to 711,172 MCF in 2022 from 684,324 MCF in 2021.

As disclosed in Supplemental Schedule 1 of the Unaudited Supplemental Financial Information included in Item 8 below, working interests in natural gas extensions and discoveries were adequate to replace working interest reserves produced in 2021 but not in 2022.

The $4,070,217 (69%) increase in crude oil sales to $9,976,153 in 2022 from $5,905,936 in 2021 was the result of an increase in the average price per barrel (Bbl) and an increase in oil sales volumes. The average price received per Bbl of oil increased $27.38 to $92.88 in 2022 from $65.50 in 2021, resulting in a positive oil price variance of $2,940,884. An increase in oil sales volumes of 17,241 Bbls to 107,406 Bbls in 2022 from 90,165 Bbls in 2021 resulted in a positive volume variance of $1,129,333.

As disclosed in Supplemental Schedule 1 of the Unaudited Supplemental Financial Information included below in Item 8, working interests in oil extensions and discoveries were not adequate to replace working interest reserves produced in 2021 or 2022.

For both oil and gas sales, the price change was mostly the result of a change in the spot market prices upon which most of the Company's oil and gas sales are based. These spot market prices have had significant fluctuations in the past and these fluctuations are expected to continue.

Operating Costs and Expenses

Operating costs and expenses increased $1,281,830 (15%) to $9,741,059 in 2022 from $8,459,229 in 2021. The material components of operating costs and expenses are discussed below.

Production Costs. Production costs increased $918,097 (34%) to $3,639,924 in 2022 from $2,721,827 in 2021. The increase was the result of a $589,095 (34%) increase in lease operating expense to $2,320,736 in 2022 from $1,731,641 in 2021, a $336,395 (69%) increase in gross production taxes to $825,205 in 2022 from $488,810 in 2021, and a $7,393 decrease in hauling and compression costs to $493,983 in 2022 from $501,376 in 2021. The increase in lease operating expense was primarily due to the addition of new wells in 2022, a significant portion of which were horizontal. Gross production taxes are state taxes, which are calculated as a percentage of gross proceeds from the sale of products from each producing oil and gas property, therefore, they fluctuate with the change in the dollar amount of revenues from oil and gas sales.

Exploration Costs. Under the successful efforts method of accounting used by the Company, geological and geophysical costs are expensed as incurred, as are the costs of unsuccessful exploratory drilling. The costs of successful exploratory drilling and all development costs are capitalized. Total costs of exploration and development, excluding asset retirement obligations but inclusive of geological and geophysical costs, were $5,377,898 in 2022 and $1,209,748 in 2021. See Item 8, Note 9 to the accompanying consolidated financial statements for a breakdown of these costs. Exploration and acquisition costs charged to operations were $474,773 in 2022 and $687,648 in 2021, inclusive of geological and geophysical costs of $300,993 in 2022 and $468,199 in 2021.

For the year ended December 31, 2022, the Company participated in the drilling of 11 gross exploratory working interest wells and 15 gross development working interest wells, with working interests ranging from a high of 26% to a low of 0.4%. Of the 11 exploratory wells, 3 were completed as producing wells, 3 as dry holes and 5 wells were in progress at the end of 2022. Of the 15 development wells, 14 were completed as producing wells and 1 well was in progress at the end of 2022.

The following is a summary as of March 3, 2023, updating both exploration and development activity from December 31, 2021, for the period ended December 31, 2022.

The Company participated with its 16.71% working interest in the drilling of exploratory wells on two San Patricio County, Texas prospects. Completion attempts of both wells are in progress. Leasehold costs for the period were $2,439. Additional capitalized costs were $629,797.

The Company participated with its 20.25% working interest in the drilling of an exploratory horizontal well on a Nolan County, Texas prospect. The well was completed as a commercial oil and gas producer. An old well was re-entered and converted to a saltwater disposal well. Geological costs for the period were $40,500. Actual leasehold costs of $152,944 for the period were offset by $457,898 of proceeds from the sell down of the Company's interest. Additional capitalized costs were $1,612,035.

The Company participated with a 3% working interest in the drilling of a step-out well and with a 4.5% working interest in a development well on a Hitchcock County, Nebraska prospect. A completion attempt of the first well was unsuccessful, and it is under evaluation for use as an injection or disposal well. The second well was completed as a commercial oil producer. Capitalized costs for the period were $40,544.

The Company participated with its 26% working interest in the re-entry and wash down of an old dry hole on a Barber County, Kansas prospect. The well was completed as a commercial gas producer. Capitalized costs for the period were $93,341.

The Company participated with 20%, 22.5% and 22.5% working interests in the drilling of three step-out wells on a Finney County, Kansas prospect. The first well was completed as a commercial oil producer and a completion attempt is in progress on the second. The third well was completed as a dry hole. Capitalized costs for the period were $354,077.

In January 2022, the Company purchased a 20% interest in 1,536 net acres of leasehold on another Finney County, Kansas prospect for $41,150. An exploratory well was drilled on the prospect and completed as a dry hole. Dry hole costs for the period were $89,318.

The Company purchased 9%, 18% and 9% interests in three additional Finney County, Kansas prospects. Exploratory wells drilled on the first two prospects resulted in dry holes and an exploratory well is in progress on the third. Leasehold costs for the period were $40,500, geological costs were $4,050 and dry hole costs were $60,352.

The Company participated with its 10% working interest in the drilling of five development horizontal wells on a Logan County, Oklahoma prospect. The wells have all been completed as commercial oil and gas producers. Capitalized costs for the period were $1,690,194, including $9,733 of prospect leasehold costs.

The Company participated with a 1% interest in the drilling of a development horizontal well on fee minerals located in Ellis County, Oklahoma. The well was completed as a commercial oil and gas producer. Capitalized costs for the period were $70,089.

The Company participated with its 22% working interest in the drilling of a development well on a Woods County, Oklahoma prospect. The well was completed as a commercial oil and gas producer. Capitalized costs for the period were $190,258.

The Company participated with a 0.4% working interest in the drilling of an exploratory horizontal well on leasehold in Stephens County, Oklahoma. The well was completed as a commercial oil and gas producer. Capitalized costs for the period were $37,612.

The Company participated with a 4.6% working interest in the drilling of an exploratory horizontal well on leasehold in Dewey County, Oklahoma. The well was completed as a commercial oil and gas producer. Capitalized costs for the period were $368,010.

In April 2022 and subsequent months, the Company purchased a 6% interest in leasehold, minerals and seismic on a Grayson County, Texas prospect for $434,481. The Company participated in the drilling of an exploratory well on the prospect that was completed as a dry hole. Dry hole costs for the period were $266,717.

In August 2022, the Company purchased a 10% interest in 8,831 net acres of leasehold and working interests ranging from 3.33% to 10% in 34 producing oil wells in Campbell County, Wyoming for $2,700,000.

In August 2022, the Company purchased a 10% interest in 639.2 net acres of leasehold on a Dewey County, Oklahoma prospect for $63,920. An exploratory horizontal well has been drilled on the prospect and is awaiting completion. Additional capitalized costs for the period were $429,670.

The Company has been participating with its 18% interest in drilling on a Creek County, Oklahoma 3-D seismic project. There are currently five active prospects within the project. Four development wells have been drilled on one of the prospects. All four have been completed as commercial oil producers. Exploratory wells are planned for each of the other four prospects in 2023. Leasehold costs for the period were $2,780 and additional capitalized costs were $184,593.

The Company participated with its 22% working interest in the drilling of a step-out well on a Chase County, Nebraska prospect. A completion is in progress. Capitalized costs for the period were $99,434.

The Company has been participating with other industry partners in the acquisition of leasehold rights in Ellis and Roger Mills Counties, Oklahoma. The Company already owns fee minerals in the area and plans to participate in horizontal wells in 2023. Leasehold costs for the period were $203,085.

The Company purchased the working interest properties of Mesquite Minerals, Inc., an affiliated company, for $699,770 effective July 1, 2022. The Company already owned working interests in these properties. The Company also purchased non-producing leaseholds and other assets totaling $289,739. Management believes the amounts paid are reasonable estimates of fair values of the assets acquired.

Water Well Drilling Services. Water well drilling services increased $531,983 (142%) to $907,447 from $375,554 in 2021. The increase was due to increases of $126,011 in contract labor, $218,135 in repairs and maintenance, $146,156 in equipment and auto expense, $36,306 in depreciation, and a net increase of $5,375 in other operating expenses.

Grand Woods Expenses. Grand Woods expenses were $32,827 in 2022. These costs consisted of $25,819 in property taxes, $3,400 in repairs and maintenance, and a net $3,608 in other general and administrative costs. Grand Woods was not a consolidated entity until the period ending September 30, 2022. As such, all applicable expenses for 2021 were included in equity method investments.

Depreciation, Depletion, Amortization and Valuation Provisions (DD&A). Major components of DD&A are the provision for impairment of undeveloped leaseholds, provision for impairment of long-lived assets, depletion of producing leaseholds and depreciation of tangible and intangible lease and well costs. Undeveloped leaseholds are amortized over the life of the leasehold (most are 3 years) using a straight-line method, except when the leasehold is impaired or condemned by drilling and/or geological interpretation of seismic data; if so, an adjustment to the provision is made at the time of impairment. The provision for impairment of undeveloped leaseholds was $82,308 in 2022 versus $64,835 in 2021.

As discussed in Item 8, Note 10 to the accompanying consolidated financial statements, accounting principles require the recognition of an impairment loss on long-lived assets used in operations when indicators of impairment are present. Impairment evaluation is a two-step process. The first step is to measure when the undiscounted cash flows estimated to be generated by those assets, determined on a well basis, is less than the assets' carrying amounts. The second step is to adjust those assets meeting the first criterion to estimated fair value. Evaluation for impairment was performed in both 2022 and 2021. The 2022 impairment loss was $1,109,455 and the 2021 impairment loss was $1,673,929.

The depletion and depreciation of oil and gas properties are computed by the units-of-production method. The amount expensed in any year will fluctuate with the change in estimated reserves of oil and gas, a change in the rate of production or a change in the basis of the assets. The provision for depletion and depreciation was $1,543,184 in 2022 and $937,206 in 2021. The provision includes $149,402 for 2022 and $137,732 for 2021 for the amortization of the asset retirement costs. See Item 8, Note 2 to the accompanying consolidated financial statements for additional information regarding the asset retirement obligation. The provision for depreciation for other assets was $67,059 in 2022 and $78,953 in 2021.

Gain on Disposition of Oil and Gas Properties. The Company had gains on oil and gas property sales of $198,443 compared to a $16,313 gain in 2021. The current period gain was primarily due to the sale of 29.75% ownership of assets in a Nolan County, Texas prospect.

General, Administrative and Other (G&A). G&A increased $118,940 (6%) to $2,082,525 from $1,963,585 in 2021. The increase was primarily due to a net decrease of $99,473 in costs related to implementation of new accounting and mineral management software in 2021, offset by increases in salaries and 401K contributions of $147,682, real estate and franchise taxes of $20,383, and net increases in all other G&A accounts of $50,348.

Equity Loss in Investees

Equity loss in investees increased $10,456 (7%) to $164,497 in 2022 from $154,041 in 2021. The 2022 net loss consisted of Broadway Seventy-Two, LLC ("Broadway 72") losses of $168,228, Grand Woods loss of $15,972, Broadway Sixty-Eight, LLC ("Broadway 68") income of $15,217 and QSN Office Park, LLC ("QSN") income of $4,486.

Other Income/(Loss), Net

Other income/(loss), net in 2022 was a loss of $1,185,161 and income of $693,250 in 2021. See Item 8, Note 12 to the accompanying consolidated financial statements for a breakdown of other income/(loss), net. The material components of other income/(loss) are discussed below.

Net realized and unrealized loss on equity securities was $1,635,240 in 2022 with a net realized and unrealized gain of $573,631 in 2021. Realized gains or losses result when an equity security is sold. Unrealized gains or losses result from adjusting the Company's carrying amount in equity securities owned at the reporting date to estimated fair value. In 2022, the Company had realized losses of $350,469 and unrealized losses of $1,284,771. In 2021, the Company had realized gains of $176,858 and unrealized gains of $396,773.

Income from other investments increased $104,779 to $108,034 in 2022 from $3,255 in 2021, primarily resulting from distributions of income on newly invested master limited partnerships.

The Company had a gain on asset sales of $49,823 in 2022 compared to a loss on asset sales of $201,119 in 2021. The gain in 2022 was the result of a gain of $26,777 on vehicle sales and other net gains of $23,046.

Interest income increased $74,232 (309%) to $98,231 in 2022 from $23,999 in 2021 and dividend income decreased $100,434 to $264,035 in 2022 from $364,469 in 2021, primarily due to the Company's shift in investment strategy back to available-for-sale debt securities.

Income Tax Provision/(Benefit)

In 2022, the Company had an estimated income tax provision of $1,072,524 as the result of a deferred tax provision of $1,068,275 and a current tax provision of $4,249. In 2021, the Company had an estimated income tax benefit of $54,889 as the result of a deferred tax benefit of $17,307 and a current tax benefit of $37,582. See Item 8, Note 5 to the accompanying consolidated financial statements for an analysis of the various components of income taxes and a discussion of the federal tax rate change.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Not applicable.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
of The Reserve Petroleum Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Reserve Petroleum Company and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Proved Oil and Natural Gas Properties – Oil and Natural Gas Reserve Quantities and Future Cash Flows Used to Determine Depletion and to Assess Impairment

Critical Audit Matter Description

As discussed in Notes 2, 10, and 11 to the financial statements, the Company's proved oil and natural gas properties are depleted using the units-of-production method on a property-by-property basis and is based primarily on estimates of proved reserve quantities. Additionally, the Company recognizes impairment of proved oil and natural gas properties on a property-by-property basis when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the property's carrying amount. The impairment loss is measured by comparing the fair value of the property to its carrying amount. The Company's oil and natural gas reserve quantities and the related future net cash flows required management to make significant estimates and assumptions. As a result of changing market conditions and commodity prices, assumptions can change from period to period, causing the estimates of proved reserves to change. The Company employs a petroleum engineer to estimate oil and natural gas reserves using generally accepted engineering methods, calculation procedures and engineering data, and also engages an independent engineering firm to review the reasonableness of a portion of the Company's estimated reserves. Changes in these assumptions or engineering data could have a significant impact on reserve quantities and the amount of depletion and impairment recorded during a period. The proved oil and natural gas properties balance was $12,612,575 as of December 31, 2022, net of accumulated depreciation, depletion, amortization and valuation allowance.

Given the significant judgments made by management, performing audit procedures to evaluate the Company's oil and natural gas reserve quantities and the related cash flows including management's estimates and assumptions required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to address management's significant judgments and assumptions related to oil and natural gas reserve quantities and estimates of the future cash flows included the following, among others:

a. Evaluated the experience, qualifications and objectivity of the Company's internal and external reservoir engineers, including the methodologies and calculation procedures used to estimate oil and natural gas reserves.

b. Evaluated forecasted production by comparing to historical production and decline rates.

c. Evaluated the future operating and capital cost assumptions used by the internal reservoir engineer to estimate future cash flows by comparing them to historical costs.

d. Assessed management's estimated oil and natural gas prices by:

   i. Understanding the methodology used by management for development of the oil and natural gas prices used for assessing impairment and comparing the estimated prices to an independently determined range of prices, including published forward pricing indices and third-party industry sources.

   ii. Understanding the methodology used by management for development of the oil and natural gas prices used for calculating depletion and comparing the prices to average historical prices.

   iii. Evaluating the historical realized price differentials incorporated in the oil and natural gas prices.

HoganTaylor LLP

We have served as the Company's auditor since 2009.

Oklahoma City, Oklahoma
March 31, 2023

THE RESERVE PETROLEUM COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS[1]

ASSETS

| | December 31, | |
	2022	2021
Current Assets:		
Cash and Cash Equivalents	$ 7,299,224	$ 10,129,157
Available-for-Sale Debt Securities	4,208,648	---
Equity Securities	2,302,959	9,142,357
Refundable Income Taxes	120,230	350,927
Accounts Receivable	2,318,183	1,362,963
Total Current Assets	16,249,244	20,985,404
Investments:		
Equity Method Investments	2,469,644	1,898,646
Other Investments	5,085,806	2,791,656
Total Investments	7,555,450	4,690,302
Property, Plant and Equipment:		
Oil and Gas Properties, at Cost, Based on the Successful Efforts Method of Accounting –		
Unproved Properties	1,846,543	1,663,567
Proved Properties	65,328,501	58,046,754
Oil and Gas Properties, Gross	67,175,044	59,710,321
Less – Accumulated Depreciation, Depletion, Amortization and Valuation Allowance	(52,773,978)	(52,686,001)
Oil and Gas Properties, Net	14,401,066	7,024,320
Other Property and Equipment, at Cost	758,256	680,043
Less – Accumulated Depreciation	(236,883)	(146,425)
Other Property and Equipment, Net	521,373	533,618
Property, Plant and Equipment, Net	14,922,439	7,557,938
Total Assets	$ 38,727,133	$ 33,233,644

(1) Amounts presented include balances held by our consolidated variable interest entities ("VIEs"), Grand Woods and TWS, as further discussed in Note 7 – Non-Controlling Interest and Variable Interest Entities. As of December 31, 2022, total assets and liabilities of Grand Woods, which are included in the consolidated balance sheets, were $2,195,878 and $1,437,509, respectively, including $24,050 of cash. Grand Woods noteholder has partial recourse to the Company. As of December 31, 2022, total assets and liabilities of TWS, which are included in the consolidated balance sheets, were $681,136 and $58,742, respectively, including $281,654 of cash.

See Accompanying Notes

THE RESERVE PETROLEUM COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS(1)

LIABILITIES AND EQUITY

	December 31,	
	2022	2021
Current Liabilities:		
Accounts Payable	$ 399,735	$ 261,114
Other Current Liabilities	75,675	262,554
Note Payable, Current Portion	136,637	---
Total Current Liabilities	612,047	523,668
Long-Term Liabilities:		
Asset Retirement Obligation	2,809,257	2,359,826
Deferred Tax Liability, Net	1,619,595	551,320
Note Payable, Less Current Portion	1,300,872	---
Total Long-Term Liabilities	5,729,724	2,911,146
Total Liabilities	6,341,771	3,434,814
Commitments and Contingencies		
Equity:		
Common Stock	92,368	92,368
Additional Paid-in Capital	65,000	65,000
Retained Earnings	33,828,418	31,389,240
Equity Before Treasury Stock	33,985,786	31,546,608
Less – Treasury Stock, at Cost	(1,749,858)	(1,747,778)
Total Equity Applicable to The Reserve Petroleum Company	32,235,928	29,798,830
Non-Controlling Interests	149,434	---
Total Equity	32,385,362	29,798,830
Total Liabilities and Equity	$ 38,727,133	$ 33,233,644

(1) Amounts presented include balances held by our consolidated variable interest entities (“VIEs”), Grand Woods and TWS, as further discussed in Note 7 – Non-Controlling Interest and Variable Interest Entities. As of December 31, 2022, total assets and liabilities of Grand Woods, which are included in the consolidated balance sheets, were $2,195,878 and $1,437,509, respectively, including $24,050 of cash. Grand Woods noteholder has partial recourse to the Company. As of December 31, 2022, total assets and liabilities of TWS, which are included in the consolidated balance sheets, were $681,136 and $58,742, respectively, including $281,654 of cash.

See Accompanying Notes

THE RESERVE PETROLEUM COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,	
	2022	2021
Operating Revenues:		
Oil and Gas Sales	$ 14,869,219	$ 9,034,540
Lease Bonuses and Other	295,544	9,804
Water Well Drilling Services	1,006,121	72,082
Total Operating Revenues	16,170,884	9,116,426
Operating Costs and Expenses:		
Production	3,639,924	2,721,827
Exploration	474,773	687,648
Water Well Drilling Services	907,447	375,544
Grand Woods Expenses	32,827	---
Depreciation, Depletion, Amortization and Valuation Provisions	2,802,006	2,726,938
Gain on Disposition of Oil and Gas Properties	(198,443)	(16,313)
General, Administrative and Other	2,082,525	1,963,585
Total Operating Costs and Expenses	9,741,059	8,459,229
Income from Operations	6,429,825	657,197
Equity Loss in Investees	(164,497)	(154,041)
Interest Expense	(34,523)	---
Other Income/(Loss), Net	(1,185,161)	693,250
Income Before Income Taxes and Non-Controlling Interest	5,045,644	1,196,406
Income Tax Provision/(Benefit)	1,072,524	(54,889)
Net Income	$ 3,973,120	$ 1,251,295
Less: Net Loss Attributable to Non-Controlling Interest	(27,631)	---
Net Income Attributable to Common Stockholders	$ 4,000,751	$ 1,251,295
Per Share Data:		
Net Income Attributable to Common Stockholders, Basic	$ 25.62	$ 8.00
Cash Dividends	$ 10.00	$ 5.00
Weighted Average Shares Outstanding, Basic	156,163	156,483

See Accompanying Notes

THE RESERVE PETROLEUM COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Non-Controlling Interests	Total Equity
Year Ended December 31, 2022						
Balance as of December 31, 2021	$ 92,368	$ 65,000	$ 31,389,240	$ (1,747,778)	$ ---	$ 29,798,830
Net Income/(Loss)	---	---	4,000,751	---	(27,631)	3,973,120
Dividends Declared	---	---	(1,561,573)	---	---	(1,561,573)
Purchase of Treasury Stock	---	---	---	(2,080)	---	(2,080)
Consolidation of Grand Woods	---	---	---	---	177,065	177,065
Balance as of December 31, 2022	$ 92,368	$ 65,000	$ 33,828,418	$ (1,749,858)	$ 149,434	$ 32,385,362
Year Ended December 31, 2021						
Balance as of January 1, 2021	$ 92,368	$ 65,000	$ 30,920,837	$ (1,692,893)	$ ---	$ 29,385,312
Net Income	---	---	1,251,295	---	---	1,251,295
Dividends Declared	---	---	(782,892)	---	---	(782,892)
Purchase of Treasury Stock	---	---	---	(54,885)	---	(54,885)
Balance as of December 31, 2021	$ 92,368	$ 65,000	$ 31,389,240	$ (1,747,778)	$ ---	$ 29,798,830

See Accompanying Notes

THE RESERVE PETROLEUM COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2022	2021
Cash Provided by/(Applied to) Operating Activities:		
Cash Received –		
Oil and Gas Sales	$ 13,928,206	$ 8,055,832
Lease Bonuses and Other	289,314	9,804
Service Revenue	788,941	303,356
Interest Received	62,223	3,274
Dividends Received on Equity Securities	304,049	360,407
Cash Distributions from Equity Method Investees	41,580	24,750
Income Tax Refunds, Net of Income Taxes Paid	226,158	---
Cash Received from Class Action Lawsuits	377	16,713
Other	5,030	11,537
Cash Paid –		
Production and Exploration Costs	(3,804,075)	(2,557,012)
General Suppliers, Employees and Taxes, Other than Income Taxes	(2,961,853)	(2,333,939)
Income Taxes Paid, Net of Income Tax Refunds	---	(94,375)
Interest Paid	(29,873)	(23,184)
Net Cash Provided by Operating Activities	8,850,077	3,777,163
Cash Provided by/(Applied to) Investing Activities:		
Maturity of Available-for-Sale Debt Securities	---	1,515,234
Purchase of Available-for-Sale Debt Securities	(4,208,648)	---
Proceeds from Disposal of Property, Plant and Equipment	533,699	22,000
Purchase of Property, Plant and Equipment	(10,266,573)	(2,932,919)
Purchase of Equity Method and Other Investments	(1,473,097)	(1,639,940)
Cash Distributions from Other Investments	108,019	226,775
Notes Receivable	---	(168,711)
Sale of Equity Securities	9,148,302	12,347,481
Purchase of Equity Securities	(3,944,143)	(18,367,234)
Net Cash Applied to Investing Activities	(10,102,441)	(8,997,314)

See Accompanying Notes

THE RESERVE PETROLEUM COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022	2021
Cash Provided by/(Applied to) Financing Activities:		
Payments of Note Payable	$ (66,332)	$ ---
Capital Contributions from Non-Controlling Interests	52,416	---
Dividends Paid to Stockholders	(1,561,573)	(782,892)
Purchase of Treasury Stock	(2,080)	(54,885)
Total Cash Applied to Financing Activities	(1,577,569)	(837,777)
Net Change in Cash and Cash Equivalents	(2,829,933)	(6,057,928)
Cash and Cash Equivalents at Beginning of Year	10,129,157	16,187,085
Cash and Cash Equivalents at End of Year	$ 7,299,224	$ 10,129,157
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 3,973,120	$ 1,251,295
Net Income Increased (Decreased) by Net Change in –		
Net Unrealized Holding (Gains)/Losses on Equity Securities	1,284,771	(396,773)
Realized (Gains)/Losses on Equity Securities	350,469	(176,858)
Accounts Receivable	(933,501)	(358,242)
Interest and Dividends Receivable	(21,718)	(20,725)
Refundable Income Taxes	230,697	(132,723)
Accounts Payable	219,486	14,055
Deferred Taxes	1,068,275	(17,307)
Equity Method and Other Investments	(13,274)	(104,940)
Cash Distribution from Equity Method Investments	41,580	24,750
Exploration Costs	328,374	590,669
Disposition of Property, Plant and Equipment	(248,266)	(20,130)
Depreciation, Depletion, Amortization and Valuation Provisions	2,802,006	2,726,938
Depreciation Attributable to TWS	64,291	27,985
Deferred Revenue	(186,274)	261,274
Other	(109,959)	107,895
Net Cash Provided by Operating Activities	$ 8,850,077	$ 3,777,163

See Accompanying Notes

Note 1 – <u>NATURE OF OPERATIONS</u>

The Reserve Petroleum Company, a Delaware corporation, is an independent oil and gas company engaged in oil and natural gas exploration, development and minerals management with areas of concentration in Arkansas, Kansas, Oklahoma, South Dakota, Texas and Wyoming, a single business segment. The Company is also engaged in investments and joint ventures that are not significant business segments. The Company's subsidiaries consist of majority owned Grand Woods Development, LLC ("Grand Woods"), an Oklahoma limited liability company and wholly owned Trinity Water Services, LLC, an Oklahoma limited liability company, which has a water well drilling joint venture agreement ("JVA") with TWS South, LLC, a Texas limited liability company (Collectively, "TWS"). Unless otherwise specified or the context otherwise requires, all references in these notes to "the Company," "its," "our," and "we" are to The Reserve Petroleum Company and its consolidated subsidiaries.

Note 2 – <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Presentation</u>

The Company's consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of The Reserve Petroleum Company and its subsidiaries in which the Company holds a controlling interest, reflecting ownership of a majority of the voting interest, as of the financial statement date. Additionally, the Company consolidates VIEs under certain criteria discussed further below. All intercompany accounts and transactions have been eliminated in consolidation. When necessary, reclassifications that are not material to the consolidated financial statements are made to prior period financial information to conform to the current year presentation.

<u>Variable Interest Entities</u>

The Company decides at the inception of each arrangement whether an entity in which an investment is made or in which we have other variable interests is considered a VIE. Generally, an entity is a VIE if (1) the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties, (2) the entity's investors lack any characteristics of a controlling financial interest or (3) the entity was established with non-substantive voting rights.

The Company consolidates VIEs when the Company is deemed to be the primary beneficiary. The primary beneficiary of a VIE is generally the party that both: (1) has the power to make decisions that most significantly affect the economic performance of the VIE and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. If the Company is not deemed to be the primary beneficiary of a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with applicable GAAP.

<u>Non-Controlling Interests</u>

When the Company consolidates an entity, 100% of the assets, liabilities, revenues and expenses of the subsidiary are included in the consolidated financial statements. For those consolidated entities in which the Company's ownership is less than 100%, the Company records a non-controlling interest as a component of equity on the consolidated balance sheets, which represents the third-party ownership in the net assets of the respective consolidated subsidiary. Additionally, the portion of the net income or loss attributable to the non-controlling interest is reported as net income (loss) attributable to non-controlling interest on the consolidated statements of income. Changes in ownership interests in an entity that do not result in deconsolidation are generally recognized within equity. See Note 7 for additional details on non-controlling interests.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

<u>Investments</u>

Marketable Securities:
The Company classifies its debt and marketable equity securities in one of two categories: equity or available-for-sale. Equity securities are bought and held principally for the purposes of selling them in the near term. All other securities are classified as available-for-sale debt securities. Equity securities and available-for-sale debt securities are recorded at fair value. Unrealized gains and losses on equity securities are reported in current earnings. Unrealized gains and losses on available-for-sale debt securities, which consist entirely of U.S. Government securities, are reported as a component of other comprehensive income when significant to the consolidated financial statements. There were no significant, cumulative unrealized gains or losses on available-for-sale debt securities as of December 31, 2022 or 2021.

Equity Method and Other Investments:
The Company accounts for its non-marketable investments in limited liability companies on the equity method if ownership allows the Company to exercise significant influence.

Other investments, without readily determinable fair values, that are not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Management reviews our other investments and the underlying projects and activity periodically and assesses the need for any impairment. Management does not believe any investments need to be impaired at December 31, 2022 or 2021.

See Note 6 for additional information on investments.

<u>Receivables and Revenue Recognition</u>

Oil and gas sales and resulting receivables are recognized when the product is delivered to the purchaser and title has transferred. Sales are to credit-worthy major energy purchasers with payments generally received within 60 days of transportation from the well site. Historically, the Company has had little, if any, uncollectible receivables; therefore, an allowance for uncollectible accounts has not been provided.

The Company's revenues are primarily derived from its interests in the sale of oil and natural gas production. Each barrel of oil or thousand cubic feet of natural gas delivered is considered a separate performance obligation. The Company recognizes revenue from its interests in the sales of oil and natural gas in the period that its performance obligations to provide oil and natural gas to customers are satisfied. Performance obligations are satisfied when the Company has no further obligations to perform related to the sale and the customer obtains control of product. The sales of oil and natural gas are made under contracts which the third-party operators of the wells have negotiated with customers, which typically include variable consideration that is based on pricing tied to local indices and volumes delivered in the current month. The Company receives payment from the sale of oil and natural gas production from one to three months after delivery. At the end of each month, as performance obligations are satisfied, the variable consideration can be reasonably estimated and amounts due from customers are accrued in accounts receivable in the consolidated balance sheets. Variances between the Company's estimated revenue and actual payments are recorded in the month the payment is received; however, differences have been and are insignificant. Accordingly, the variable consideration is not constrained. A portion of oil and gas sales recorded in the consolidated statements of income are the result of estimated volumes and pricing for oil and gas products not yet received for the year. For the years ending December 31, 2022 and 2021, that estimate represented approximately $1,142,304 and $584,336, respectively, of accrued oil and gas sales included in the consolidated statements of income.

The Company's contracts with customers originate at or near the time of delivery and transfer of control of oil and natural gas to the purchasers. As such, the Company does not have significant unsatisfied performance obligations.

The Company's oil is typically sold at delivery points under contract terms that are common in our industry. The Company's natural gas produced is delivered by the well operators to various purchasers at agreed upon delivery points under a limited number of contract types that are also common in our industry. However, under these contracts, the natural gas may be sold to a single purchaser or may be sold to separate purchasers. Regardless of the contract type, the terms of these contracts compensate the well operators for the value of the oil and natural gas at specified prices, and then the well operators will remit payment to the Company for its share in the value of the oil and natural gas sold.

The Company's disaggregated revenue has two primary revenue sources which are oil sales and natural gas sales. The following is an analysis of the components of oil and gas sales:

| | Year Ended December 30, | |
	2022	2021
Oil Sales	$ 9,976,153	$ 5,905,936
Natural Gas Sales	4,342,725	2,628,472
Miscellaneous Oil and Gas Product Sales	550,341	500,132
	$ 14,869,219	$ 9,034,540

The Company recognizes revenue from lease bonuses when it has received an executed lease agreement with a third party transferring the rights to explore for and produce any oil or gas they may find within the terms of the lease, the payment has been collected and the Company has no obligation to refund the payment. The Company recognizes the lease bonus as a cost recovery with any excess above its cost basis in the mineral properties being treated as income. Service revenue primarily relates to water well drilling and related activities and is recognized based on the Company's right to invoice as services are performed.

Property, Plant and Equipment

Oil and gas properties are accounted for on the successful efforts method. The acquisition, exploration and development costs of producing properties are capitalized. The Company has not historically had any capitalized exploratory drilling costs that are pending determination of reserves for more than one year. All costs relating to unsuccessful exploratory wells, geological and geophysical costs, delay rentals and abandoned properties are expensed. Lease costs related to unproved properties are amortized over the life of the lease and are assessed for impairment when indicators of impairment are present. Any impairment of value is charged to expense.

The Company assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. Such events include, but are not limited to, declines in commodity prices, increases in operating costs, unfavorable reserve revisions, poor well performance, changes in development plans and potential property divestitures. The impairment test compares undiscounted future net cash flows to the assets' net book value. These undiscounted cash flows are driven by significant assumptions, including the Company's expected future development activity, reserve estimates, forecasted pricing, future operating costs, capital expenditures and severance taxes. If the net capitalized costs exceed undiscounted future net cash flows, then the cost of the property is written down to fair value utilizing a discounted future net cash flow analysis.

Depreciation, depletion and amortization of producing properties is computed on the units-of-production method on a property-by-property basis. The units-of-production method is based primarily on estimates of proved reserve quantities. Due to uncertainties inherent in this estimation process, it is at least reasonably possible that reserve quantities will be revised in the near term. Changes in estimated reserve quantities are applied to depreciation, depletion and amortization computations prospectively.

Other property and equipment are depreciated on the straight line, declining balance, or other accelerated method as appropriate.

The following estimated useful lives are used for property and equipment:

| Office furniture and fixtures | 5 to 10 years |
| Automotive equipment | 5 to 8 years |

Income Taxes

The Company utilizes an asset/liability approach to calculating deferred income taxes. Deferred income taxes are provided to reflect temporary differences in the basis of net assets and liabilities for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance if a determination is made that it is more likely than not that some or all the deferred assets will not be realized based on the weight of all available evidence.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, based upon the technical merits of the position. The Company will record the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with taxing authorities.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. There were no uncertain tax positions as of December 31, 2022 and 2021. The federal income tax returns for 2019, 2020 and 2021 are subject to examination. See Note 5 for discussion of income taxes.

Earnings Per Share

Accounting guidance for Earnings Per Share (EPS) establishes the methodology of calculating basic earnings per share and diluted earnings per share. The calculations of basic earnings per share and diluted earnings per share differ in that instruments convertible to common stock (such as stock options, warrants and convertible preferred stock) are added to weighted average shares outstanding when computing diluted earnings per share. For 2022 and 2021, the Company had no dilutive shares outstanding; therefore, basic and diluted earnings per share are the same.

Concentrations of Credit Risk and Major Customers

The Company's receivables relate primarily to sales of oil and natural gas to purchasers with operations in Arkansas, Kansas, Oklahoma, South Dakota, Texas and Wyoming. The Company had one purchaser in 2022 whose total purchases were 14% of total oil and gas sales and two purchasers in 2021 whose purchases were 35% of total oil and gas sales.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk with respect to cash and cash equivalents.

The Company's investment in marketable equity securities consists of equity interests in both U.S. and international entities involved in a broad range of industries. These marketable equity securities are subject to overall market risks, which could result in a temporary or permanent decline in the fair value of these securities.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates include oil and natural gas reserve quantities that form the basis for the calculation of amortization and impairment of oil and natural gas properties. Management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent reserve discoveries are more imprecise than those for properties with long production histories. Actual results could differ from the estimates and assumptions used in the preparation of the Company's consolidated financial statements.

Gas Balancing

Gas imbalances are accounted for under the sales method whereby revenues are recognized based on production sold. A liability is recorded when the Company's excess takes of natural gas volumes exceed our estimated remaining recoverable reserves (over-produced). No receivables are recorded for those wells where the Company has taken less than our ownership share of gas production (under-produced).

Guarantees

At the inception of a guarantee or subsequent modification, the Company records a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company records a liability for its obligations when it becomes probable that the Company will have to perform under the guarantee. The Company has issued guarantees associated with the Company's consolidated VIE, Grand Woods and its equity method investments. See Note 6 for discussion of equity investments.

Asset Retirement Obligation

The Company records the fair value of its estimated liability to retire its oil and natural gas producing properties in the period in which it is incurred (typically the date of first sales). The estimated liability is calculated by obtaining current estimated plugging costs from the well operators, inflating it over the life of the property and discounting the estimated obligation to its present value. Current year inflation rate used is 4.08%. When the liability is first recorded, a corresponding increase in the carrying amount of the related long-lived asset is also recorded. Subsequently, the asset is amortized to expense over the life of the property and the liability is increased annually for the change in its present value, which is currently 3.25%.

The following table summarizes the asset retirement obligation for 2022 and 2021:

	2022	2021
Beginning balance at January 1	$ 2,359,826	$ 1,810,729
Liabilities incurred	443,391	400,801
Liabilities settled (wells sold or plugged)	(79,405)	(17,004)
Accretion expense	60,236	43,814
Revision to estimate	25,209	121,486
Ending balance at December 31	$ 2,809,257	$ 2,359,826

Note 3 – COMMON STOCK

The following table summarizes the changes in common stock issued and outstanding:

	Shares Issued	Shares of Treasury Stock	Shares Outstanding
January 1, 2021, $.50 par value stock, 200,000 shares authorized	184,735	28,140	156,595
Purchase of stock	---	422	(422)
December 31, 2021, $.50 par value stock, 200,000 shares authorized	184,735	28,562	156,173
Purchase of stock	---	16	(16)
December 31, 2022, $.50 par value stock, 200,000 shares authorized	184,735	28,578	156,157

Note 4 – MARKETABLE SECURITIES

At December 31, 2022, available-for-sale debt securities, consisting entirely of U.S. government securities, were due within one year or less by contractual maturity.

For equity securities, in 2022 the Company recorded realized losses of $350,469 and unrealized losses of $1,284,771. In 2021 the Company recorded realized gains of $176,858 and unrealized gains of $396,773.

Note 5 – INCOME TAXES

Components of deferred taxes are as follows:

	December 31,	
	2022	2021
Assets:		
Payables	$ 22,647	$ 13,306
Net Leasehold Reserves	84,641	164,509
Long-Lived Asset Impairment	967,774	1,163,085
Deferred Geological and Geophysical Expense	71,987	77,149
Unrealized Equity Securities and Capital Gains	148,984	123,336
Asset Retirement Obligation	376,911	347,850
Total Assets	1,672,944	1,889,235
Liabilities:		
Receivables	239,884	122,711
Intangible Drilling Costs	1,951,662	1,437,150
Depletion and Depreciation	864,746	745,716
Investments	198,995	122,999
Other	37,252	11,979
Total Liabilities	3,292,539	2,440,555
Net Deferred Tax Liability	$ (1,619,595)	$ (551,320)

The following table summarizes the current and deferred portions of income tax provision/(benefit):

	Year Ended December 31,	
	2022	2021
Current Tax Provision/(Benefit):		
Federal	$ 3,812	$ (38,552)
State	437	970
Total Current Provision/(Benefit)	4,249	(37,582)
Deferred Tax Provision/(Benefit)	1,068,275	(17,307)
Total Provision/(Benefit)	$ 1,072,524	$ (54,889)

The total income tax provision/(benefit) expressed as a percentage of income before income tax was 21.32% for 2022 and (4.59)% for 2021. These amounts differ from the amounts computed by applying the statutory U.S. federal enacted income tax rate of 21% for 2022 and 2021 as summarized in the following reconciliation:

	Year Ended December 31,	
	2022	2021
Computed Federal Tax Provision	$ 1,059,585	$ 251,036
Increase (Decrease) in Tax from:		
Allowable Depletion in Excess of Basis	(76,317)	(148,538)
Federal Tax Carrybacks	---	(118,534)
PY Provision Adjustments	109,438	---
Dividend Received Deduction	(18,286)	(38,269)
State Income Tax Provision	437	970
Other	(2,333)	(1,554)
Income Tax Provision/(Benefit)	$ 1,072,524	$ (54,889)
Effective Tax Rate	21.32%	(4.59)%

Excess federal percentage depletion, which is limited to certain production volumes and by certain income levels, reduces estimated taxable income projected for any year. When a provision for income taxes is recorded, federal excess percentage depletion benefits decrease the effective tax rate. When a benefit for income taxes is recorded, federal excess percentage depletion benefits increase the effective tax rate. The benefit of federal excess percentage depletion is not directly related to the amount of pre-tax income recorded in a period. Accordingly, in periods where a recorded pre-tax income is relatively small or a pre-tax loss, the proportional effect of these items on the effective tax rate may be significant.

Note 6 – EQUITY METHOD AND OTHER INVESTMENTS AND RELATED COMMITMENTS AND CONTINGENT LIABILITIES INCLUDING GUARANTEES

The Company's Equity Method Investments include:

Broadway Sixty-Eight, LLC ("Broadway 68"), an Oklahoma limited liability company, with a 33% ownership. Broadway 68 owns and operates an office building in Oklahoma City, Oklahoma. The Company leases its corporate office from Broadway 68 on a month-to-month basis under the terms of the modified lease agreement. Rent expense for lease of the corporate office from Broadway 68 was approximately $36,000 for 2022 and 2021. The Company's investment in Broadway 68 totaled $115,093 and $141,457 at December 31, 2022 and 2021, respectively.

Broadway Seventy-Two, LLC ("Broadway 72"), an Oklahoma limited liability company, with a 40% ownership, was acquired March 29, 2021. Broadway 72 owns and operates a commercial building in Oklahoma City, Oklahoma. The Company's investment in Broadway 72 totaled $1,080,465 and $948,693 at December 31, 2022 and 2021, respectively.

QSN Office Park, LLC ("QSN"), an Oklahoma limited liability company, with a 20% ownership, was acquired in 2016. QSN is constructing and selling office buildings in a new office park. The Company has guaranteed 20% of a $978,931 development loan that matures July 15, 2023 and 20% of a $488,575 construction loan that matures March 9, 2027. The Company's investment in QSN totaled $284,249 and $279,763 at December 31, 2022 and 2021, respectively. The Company does not anticipate the need to perform on the guarantees of the loans.

Stott's Mill ("Stott's Mill"), with a 50% ownership, was acquired in May 2022. Stott's Mill consists of two residential lots in a developing subdivision located in Basalt, CO. The Company's investment in Stott's Mill totaled $688,575 at December 31, 2022.

Victorum BRH3 Investment, LLC ("BRH3"), with a 27.27% ownership, was acquired in November 2022. BRH2 serves as a special purpose investment vehicle to hold an investment in Berry-Rock Capital, LP ("Berry-Rock"). Berry-Rock is a provider of a rent-to-own program for individuals unable to qualify for a mortgage. The Company's investment in BRH3 totaled $301,261 at December 31, 2022.

The Company's Other Investments primarily include:

Bailey Hilltop Pipeline, LLC ("Bailey"), with a 10% ownership, was acquired in 2008. Bailey is a gas gathering system pipeline for the Bailey Hilltop Prospect oil and gas properties in Grady County, Oklahoma. The Company's investment in Bailey totaled $77,377 at December 31, 2022 and 2021.

Cloudburst International, Inc. ("Cloudburst"), with a 12.99% ownership, was acquired in 2019. Cloudburst owns exclusive rights to a water purification process technology that is being developed and currently tested. The Company's investment in Cloudburst totaled $1,596,007 at December 31, 2022 and 2021.

Genlith, Inc. ("Genlith"), with a 5.15% ownership, was acquired in July 2020. Genlith identifies and structures investments in the new energy economy through corporate ventures, advisory and fund management. The Company's investment in Genlith totaled $460,000 and $500,000 at December 31, 2022 and 2021, respectively.

OKC Industrial Properties, LC ("OKC"), with a 10% ownership, was acquired in 1992. OKC originally owned approximately 260 acres of undeveloped land in north Oklahoma City and over time has sold all but approximately 23 acres. The Company's investment in OKC totaled $82,482 at December 31, 2022 and 2021.

Grand Woods holds approximately 26.56 acres of undeveloped real estate in northeast Oklahoma City. The accumulated costs of the land totaled $2,171,828 at December 31, 2022. See Note 7 for information related to Grand Woods.

VCC Accern Investment, LLC ("VCC Accern"), with a 9.9% ownership, was acquired in September 2021. VCC Accern serves as a special purpose investment vehicle to hold an investment in Accern Corporation ("Accern"). Accern is a SaaS, no-code artificial intelligence ("AI") platform that enables customers to build enterprise AI applications without having to write code or develop complex AI algorithms. The Company's investment in VCC Accern totaled $50,458 at December 31, 2022 and 2021.

VCC Beachy Investment, LLC ("VCC Beachy"), with a 4.29% ownership, was acquired in November 2021. VCC Beachy serves as a special purpose investment vehicle to hold an investment in Beachy Co. ("Beachy"). Beachy is a provider of SaaS reservation and mobile point of sale software solutions to the hospitality and leisure industry in the United States. The Company's investment in VCC Beachy totaled $30,198 at December 31, 2022 and 2021.

Victorum BRH2 Investment, LLC ("BRH2"), with a 16.3% ownership, was acquired in August 2021. BRH2 serves as a special purpose investment vehicle to hold an investment in Berry-Rock Capital, LP ("Berry-Rock"). Berry-Rock is a provider of a rent-to-own program for individuals unable to qualify for a mortgage. The Company's investment in BRH2 totaled $300,754 at December 31, 2022 and 2021.

VCC Homebase Investment, LLC ("VCC Homebase"), with a 7.29% ownership, was acquired in June 2021. VCC Homebase serves as a special purpose investment vehicle to hold an investment in Homebase, LLC ("Homebase"). Homebase is a smart apartment solution connecting buildings with future ready access control, internet, and property management. The Company's investment in VCC Homebase totaled $125,404 and $100,337 at December 31, 2022 and 2021, respectively.

VCC Mamenta Investment, LLC ("VCC Mamenta"), with a 4.17% ownership, was acquired in July 2021. VCC Mamenta serves as a special purpose investment vehicle to hold an investment in Mamenta, Inc. ("Mamenta"). Mamenta is a SaaS global commerce platform enabling brands and retailers from any country to expand internationally through a software, data management, and pre-connected multi-channel commerce network. The Company's investment in VCC Mamenta totaled $45,193 at December 31, 2022 and 2021.

VCC MooveGuru Investment, LLC ("VCC MooveGuru"), with a 3.53% ownership, was acquired in February 2022. VCC MooveGuru serves as a special purpose investment vehicle to hold an investment in MooveGuru, Inc. ("MooveGuru"). MooveGuru is a residential real estate technology platform that provides data aggregation and marketing services to all residential real estate verticals. The Company's investment in VCC MooveGuru totaled $30,163 at December 31, 2022.

VCC SquareFoot Investment, LLC ("VCC SquareFoot"), with a 14.85% ownership, was acquired in March 2022. VCC SquareFoot serves as a special purpose investment vehicle to hold an investment in TheSquareFoot, Inc. ("SquareFoot"). SquareFoot is a tech-enabled commercial real estate brokerage and marketplace focused on tenants looking to lease space in the U.S. The Company's investment in VCC SquareFoot totaled $75,843 at December 31, 2022.

VCC Venture Fund I, LP ("VCC Venture"), serves as a limited partnership to be used for investments in start-up entities and is managed by Victorum Capital Club. The Company committed to a $250,000 investment in VCC Venture. The Company's investment in VCC Venture totaled $31,250 at December 31, 2022, which represents 12.50% of the Company's capital commitment.

Note 7 – <u>NON-CONTROLLING INTEREST AND VARIABLE INTEREST ENTITIES</u>

TWS and Grand Woods are accounted for as consolidated VIEs. The Company owns an 80.37% interest in Grand Woods in the form of 47.08 Class A units and 546,735 Class C units, with the remaining non-controlling member interests held by other members, including 8.72% owned by executive officers of the Company. Grand Woods holds approximately 26.56 acres of undeveloped real estate in northeast Oklahoma City. Grand Woods was initially acquired as an investment in 2015 and had an equity method investment balance totaling $528,733 at December 31, 2021.

On September 15, 2022, Grand Woods entered into an agreement ("the 2022 Agreement") with its members, whereby they would convert existing investor loans and credit enhancement fees to member units. The change in member units resulted in the Company having the power to direct the activities significant to Grand Woods and becoming the primary beneficiary; therefore, consolidation of Grand Woods became required and effective for the period ending September 30, 2022. As part of the consolidation of Grand Woods, the Company recorded $4,173 in cash, had noncash investing activities of $2,171,828 in the form of the accumulated costs of land in the investment, which is included in other investments, and had noncash financing activities of $1,437,509 in the form of a senior note payable. The Company is the only guarantor of $1,200,000 of the note payable held by Grand Woods, for which the Company was granted a $60,000 credit enhancement fee. See Note 8 for terms and guarantee of debt held by Grand Woods, which is included in the consolidated balance sheets. As part of the 2022 Agreement, the Company converted the credit enhancement fee of $60,000 along with existing notes receivable and accrued interest of $486,735 due from Grand Woods to Class C member units in Grand Woods. Any future additional capital calls will be classified as Class C units. Class C units accrue a dividend of 6% per annum and will hold priority payment over Class A units upon sale of any Grand Woods property. As a result of the Company's guarantee of $1,200,000 of Grand Woods debt, there is partial recourse to the Company for the consolidated VIE's liabilities.

The following table presents the summarized assets and liabilities of Grand Woods and TWS included in the consolidated balance sheets as of December 31, 2022. The assets of Grand Woods and TWS in the table below may only be used to settle obligations of Grand Woods or TWS, respectively. The assets and liabilities in the table below include third party assets and liabilities only and exclude intercompany balances that eliminate in consolidation.

	Grand Woods	TWS	Total
Assets:			
Cash	$ 24,050	$ 281,654	$ 305,704
Accounts Receivable	---	72,716	72,716
Other Investments (Land)	2,171,828	---	2,171,828
Total Current Assets	2,195,878	354,370	2,550,248
Other Property and Equipment, at cost	---	419,044	419,044
Less – Accumulated Depreciation	---	(92,278)	(92,278)
Other Property and Equipment, Net	---	326,766	326,766
Total Assets	$ 2,195,878	$ 681,136	$ 2,877,014
Liabilities:			
Accounts Payable	$ ---	$ 58,742	$ 58,742
Note Payable, Current Portion	136,637	---	136,637
Total Current Liabilities	136,637	58,742	195,379
Note Payable, Less Current Portion	1,300,872	---	1,300,872
Total Liabilities	$ 1,437,509	$ 58,742	$ 1,496,251

Note 8 – <u>NOTE PAYABLE</u>

Grand Woods has a note payable ("the Note") that was used for the purchase and development of property. The Note has a 4% interest rate and matures November 23, 2026. The Note has scheduled payments of principal and interest in the amount of $16,043 per month, with a balloon payment of any unpaid principal balance due on November 23, 2026. The balance of the Note at December 31, 2022 is $1,437,509, of which $136,637 is classified as current. Interest paid on the Note in 2022 totaled $61,188, of which, $31,315 was paid prior to consolidation and $29,873 was paid after consolidation. The Note is secured by the underlying property and a $1,200,000 guaranty issued by the Company. Covenants of the Note include a pay down requirement that states that sales of parcels will require a pay down on the loan of 90% of the net proceeds received from the purchaser less capital gains obligation. The remaining 10% shall be held in an operating reserve account for operating expenses and the use in payment of taxes. No distributions to partners, except for taxes, are permitted throughout the term of the loan. The intent of the Grand Woods investment manager and members is that proceeds from the sale of all, or part of, the property will be used to reduce or eliminate the Note. The Company does not anticipate the need to perform on the guarantee of the Note prior to a sale of the underlying property.

Below is a schedule of future principal payments that we are obligated to make on the outstanding Note at December 31, 2022:

Years Ending December 31,	Principal Payments
2023	$ 136,637
2024	142,136
2025	148,155
2026	1,010,581
	$ 1,437,509

Note 9 – <u>COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES</u>

All the Company's oil and gas operations are within the continental United States. In connection with its oil and gas operations, the following costs were incurred:

	Year Ended December 31,	
	2022	2021
Acquisition of Properties:		
Unproved	$ 963,822	$ 523,011
Proved	4,020,523	1,016,716
Exploration Costs	853,455	580,272
Development Costs	4,524,443	629,477
Asset Retirement Obligation	468,599	505,283

Note 10 – <u>FAIR VALUE MEASUREMENTS</u>

The Company uses a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs or significant value drivers are observable.

Level 3 – Unobservable inputs that reflect the Company's own assumptions.

During 2022 and 2021, there were no transfers into or out of Level 2 or Level 3.

Recurring Fair Value Measurements

Certain of the Company's assets are reported at fair value in the accompanying consolidated balance sheets on a recurring basis. The Company determined the fair value of equity securities and available-for-sale debt securities using quoted market prices, and where applicable, securities with similar maturity dates and interest rates.

At December 31, 2022 and 2021, the Company's assets reported at fair value on a recurring basis are summarized as follows:

| | December 31, 2022 | | |
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Financial Assets:			
Available-for-Sale Debt Securities – U.S. Treasury Bills Maturing within 1 year	$ ---	$ 4,208,648	$ ---
Equity Securities:			
Domestic Equities	1,720,410	---	---
International Equities	448,405	---	---
Others	134,144	---	---
	$ 2,302,959	$ 4,208,648	$ ---

| | December 31, 2021 | | |
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Financial Assets:			
Equity Securities:			
Domestic Equities	$ 6,822,808	$ ---	$ ---
International Equities	1,856,904	---	---
Others	462,645	---	---
	$ 9,142,357	$ ---	$ ---

Non-recurring Fair Value Measurements

The Company's asset retirement obligation incurred annually represents a non-recurring fair value liability. The fair value of the non-financial liability incurred was $443,391 in 2022 and $400,801 in 2021 and was calculated using Level 3 inputs. See Note 2 for more information about this liability and the inputs used for calculating fair value.

The fair value of oil and gas properties used in estimating impairment losses of $1,109,455 for 2022 and $1,673,929 for 2021 were based on Level 3 inputs. See Note 11 for the procedure used for calculating these expenses.

Fair Value of Financial Instruments

The Company's other financial instruments consist primarily of cash and cash equivalents, trade receivables, marketable securities, trade payables and dividends payable. As of December 31, 2022 and 2021, the historical cost of cash and cash equivalents, trade receivables, trade payables and dividends payable are considered representative of their respective fair values due to the short-term maturities of these items.

Note 11 – LONG-LIVED ASSETS IMPAIRMENT LOSS

Certain oil and gas producing properties have been deemed to be impaired because the assets, evaluated on a property-by-property basis, are not expected to recover its entire carrying value through future undiscounted cash flows. Impairment losses totaling $1,109,455 for 2022 and $1,673,929 for 2021 are included in the consolidated statements of income in the line-item Depreciation, Depletion, Amortization and Valuation Provisions. The impairments for 2022 and 2021 were calculated by reducing the carrying value of the individual properties to an estimated fair value equal to the discounted present value of the future cash flows from these properties. Forward pricing was used for calculating future revenue and cash flow.

Note 12 – <u>OTHER INCOME/(LOSS), NET</u>

The following is an analysis of the components of Other Income/(Loss), Net:

	2022	2021
Net Realized and Unrealized Gain/(Loss) on Equity Securities	$ (1,635,240)	$ 573,631
Gain/(Loss) on Other Asset Sales	49,823	(201,119)
Interest Income	98,231	23,999
Dividend Income	264,035	364,469
Income from Other Investments	108,034	3,255
Miscellaneous Income and Expenses	(70,044)	(70,985)
Other Income/(Loss), Net	$ (1,185,161)	$ 693,250

Note 13 – <u>DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN</u>

The Company sponsors a 401(k) savings plan to which both the Company and eligible employees may contribute. Company matching contributions are 100% of employee contributions up to 6% of annual salary. The Company's share of expenses relating to these matching contributions was $48,271 for 2022, and $43,583 for 2021.

Note 14 – <u>CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS</u>

The Company is affiliated by common management and ownership with Mesquite Minerals, Inc. ("Mesquite"), Mid-American Oil Company ("Mid-American") and Lochbuie Limited Liability Company ("Lochbuie"). The Company also owns interests in certain producing and non-producing oil and gas properties as tenants in common with Mesquite, Mid-American and Lochbuie.

Mesquite and Lochbuie share facilities and employees including executive officers with the Company. The Company has been reimbursed for services, facilities and miscellaneous business expenses incurred in 2022 in the amount of $144,951 for Mesquite and $200,153 for Lochbuie. Reimbursements in 2021 were $209,187 by Mesquite, $159,001 for Mid-American and $208,974 for Lochbuie. Included in these amounts are each affiliate's share of salaries. In 2022, the share of salaries paid by Mesquite and Lochbuie were $81,533 and $112,887, respectively. In 2021, the share of salaries paid by Mesquite and Lochbuie were $108,506 and $81,278 for Mid-American.

The Company purchased working interest properties from Mesquite for $699,770, effective July 1, 2022. Sales price for these properties was determined using risk-adjusted estimated cash flows of the properties as of June 30, 2022. The Company also purchased non-producing leaseholds and other miscellaneous assets from Mesquite Minerals, Inc. totaling $289,739. Management believes the amounts paid are reasonable estimates of fair values of the assets acquired.

The Company purchased working interest properties from Mid-American for $500,469, effective July 1, 2021. Sales price for these properties was determined using risk-adjusted estimated cash flows of the properties as of June 30, 2021. Management believes the amounts paid are reasonable estimates of fair values of the assets acquired.

UNAUDITED SUPPLEMENTAL FINANCIAL INFORMATION

THE RESERVE PETROLEUM COMPANY
WORKING INTEREST RESERVE QUANTITY INFORMATION
(Unaudited)

	Year Ended December 31,	
	2022	2021
Oil and Condensate (Bbls)		
Proved Developed Reserves:		
Beginning of Year	357,274	221,795
Revisions of Previous Estimates	77,680	101,338
Extensions and Discoveries	74,737	60,609
Purchase of Reserves	337,387	38,079
Production	(81,084)	(64,547)
End of Year	765,994	357,274
Proved Developed Reserves:		
Beginning of Year	357,274	221,795
End of Year	765,994	357,274
Gas (MCF)		
Proved Developed Reserves:		
Beginning of Year	2,668,082	1,534,311
Revisions of Previous Estimates	438,711	772,913
Extensions and Discoveries	170,312	463,536
Purchase of Reserves	216,030	273,660
Production	(415,930)	(376,338)
End of Year	3,077,205	2,668,082
Proved Developed Reserves:		
Beginning of Year	2,668,082	1,534,311
End of Year	3,077,205	2,668,082

See notes on next page.

THE RESERVE PETROLEUM COMPANY
WORKING INTEREST RESERVE QUANTITY INFORMATION
(Unaudited)

Notes:

1. Estimates of royalty interests' reserves, on properties in which the Company does not own a working interest, have not been included because the information required for the estimation of such reserves is not available. The Company's share of production from its net royalty interests was 26,322 Bbls of oil and 295,242 MCF of gas for 2022 and 25,618 Bbls of oil and 307,986 MCF of gas for 2021.

2. The preceding table sets forth estimates of the Company's proved oil and gas reserves, together with the changes in those reserves, as prepared by the Company's engineer for 2022 and 2021. The Company engineer's qualifications set forth in the Proxy Statement and as incorporated into Item 10 of this Form 10-K, are incorporated herein by reference. All reserves are located within the United States.

3. The Company emphasizes that the reserve volumes shown are estimates, which by their nature are subject to revision in the near term. The estimates have been made by utilizing geological and reservoir data, as well as actual production performance data available to the Company. These estimates are reviewed annually and are revised upward or downward as warranted by additional performance data. The Company's engineer is not independent but strives to use an objective approach in calculating the Company's working interest reserve estimates.

4. The Company's internal controls relating to the calculation of its working interests' reserve estimates include review and testing of the accounting data flowing into the calculation of the reserve estimates. In addition, the average oil and natural gas product prices calculated in the engineer's 2022 summary reserve report was tested by comparison to 2022 average sales price information from the accounting records.

THE RESERVE PETROLEUM COMPANY
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED WORKING INTEREST
OIL AND GAS RESERVES
(Unaudited)

	At December 31,	
	2022	2021
Future Cash Inflows	$ 87,815,597	$ 32,293,498
Future Production and Development Costs	(38,477,835)	(16,056,240)
Future Asset Retirement Obligation	(3,719,370)	(2,456,290)
Future Income Tax Expense	(5,529,912)	(1,048,986)
Future Net Cash Flows	40,088,480	12,731,982
10% Annual Discount for Estimated Timing of Cash Flows	(16,182,590)	(3,892,523)
Standardized Measure of Discounted Future Net Cash Flows	$ 23,905,890	$ 8,839,459

Estimates of future net cash flows from the Company's proved working interests in oil and gas reserves are shown in the table above. These estimates, which by their nature are subject to revision in the near term, were based on an average monthly product price received by the Company for 2021 and 2022, with no escalation. The development and production costs are based on year-end cost levels, assuming the continuation of existing economic conditions. Cash flows are further reduced by estimated future asset retirement obligations and estimated future income tax expense calculated by applying the current statutory income tax rates to the pretax net cash flows, less depreciation of the tax basis of the properties and depletion applicable to oil and gas production.

THE RESERVE PETROLEUM COMPANY
CHANGES IN STANDARDIZED MEASURE OF
DISCOUNTED FUTURE NET CASH FLOWS FROM
PROVED WORKING INTEREST RESERVE QUANTITIES
(Unaudited)

| | Year Ended December 31, | |
	2022	2021
Standardized Measure, Beginning of Year	$ 8,839,459	$ 1,931,647
Sales and Transfers, Net of Production Costs	(6,832,951)	(3,476,703)
Net Change in Sales and Transfer Prices, Net of Production Costs	6,904,759	3,787,887
Extensions, Discoveries and Improved Recoveries, Net of Future Production and Development Costs	5,895,598	4,294,966
Revisions of Quantity Estimates	3,893,178	2,934,172
Accretion of Discount	1,203,372	326,800
Purchases of Reserves in Place	7,853,989	844,340
Net Change in Income Taxes	(2,562,318)	(1,188,405)
Net Change in Asset Retirement Obligation	468,599	505,283
Changes in Production Rates (Timing) and Other	(1,757,795)	(1,120,528)
Standardized Measure, End of Year	$ 23,905,890	$ 8,839,459

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None**.**

ITEM 9A.   **CONTROLS AND PROCEDURES**

Disclosure Controls and Procedures

As defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the term "disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management of the Company, with the participation of the Principal Executive Officer and Principal Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures and concluded that the Company's disclosure controls and procedures were effective as of December 31, 2022.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements and provide reasonable assurance as to the detection of fraud.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

With the participation of the Principal Executive Officer and Principal Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting, based on the framework and criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. As the Company is a Smaller Reporting Company, Management's report was not subject to attestation by the Company's independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Management of the Company, with the participation of the Principal Executive Officer and Principal Financial Officer, evaluated the internal control over financial reporting and concluded that no change in the Company's internal control over financial reporting occurred during the fourth quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. **OTHER INFORMATION**

None.

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

PART III

ITEM 10. **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

Information regarding directors and executive officers, Section 16(a) Beneficial Ownership Reporting Compliance, the Company's Code of Ethics, Corporate Governance and any other information called for by this item is incorporated by reference to the Proxy Statement.

ITEM 11. **EXECUTIVE COMPENSATION**

Information regarding executive compensation called for by this Item is incorporated by reference to the Proxy Statement.

ITEM 12. **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

Information regarding security ownership of certain beneficial owners and management and related stockholder matters called for by this Item is incorporated by reference to the Proxy Statement.

ITEM 13. **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE**

See Item 8, Note 14 to the consolidated financial statements. Information regarding the independence of our directors and other information called for by this Item is incorporated by reference to the Proxy Statement.

ITEM 14. **PRINCIPAL ACCOUNTANT FEES AND SERVICES**

Information regarding fees billed to the Company by its independent registered public accounting firm is incorporated by reference to the Proxy Statement.

PART IV

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

The following documents are exhibits to this Form 10-K. Each document marked by an asterisk is filed electronically herewith.

Exhibit Number	Description
3.1	Restated Certificate of Incorporation dated June 1, 2012 is incorporated by reference to Exhibit 3.1 of The Reserve Petroleum Company's Annual Report 10-K (Commission File No. 0-8157) filed March 29, 2013.
3.2	Amended By-Laws dated November 16, 2004, are incorporated by reference to Exhibit 3.2 of The Reserve Petroleum Company's Annual Report on Form 10-KSB (Commission File No. 0-8157) filed March 31, 2006.
4.1	Description of Company's common securities registered under Section 12 of the Exchange Act is incorporated by reference to Exhibit 4.1 of The Reserve Petroleum Company's Annual Report 10-K (Commission File No. 0-8157) filed March 31, 2022 .
14	Code of Ethics for Senior Officers incorporated by reference to Exhibit 14 of The Reserve Petroleum Company's Annual Report on Form 10-KSB (Commission File No. 0-8157) filed March 31, 2006, amended January 1, 2018.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.
32*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.

ITEM 16.   **FORM 10-K SUMMARY**

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE RESERVE PETROLEUM COMPANY
(Registrant)



By: Cameron R. McLain, President
(Principal Executive Officer)



By: Lawrence R. Francis, 1st Vice President
(Principal Financial Officer)

Date: March 31, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:



Kyle L. McLain (Chairman of the Board)
March 31, 2023

Eddy R. Ditzler (Director)
March 31, 2023



Marvin E. Harris, Jr. (Director)
March 31, 2023

William M. Smith (Director)
March 31, 2023